Exhibit 1.01

Stepan Company
Conflict Minerals Report

Background

This Conflict Minerals Report (this “Report”) of Stepan Company (“Stepan” or the “Company”), is being filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2024 to December 31, 2024 (the “Reporting Period”). Rule 13p-1 was enacted because of concerns that the exploitation and trade of minerals that originate in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) by armed groups is helping to finance conflict in the Democratic Republic of the Congo and is contributing to a humanitarian crisis. Rule 13p-1 requires the disclosure through Form SD of certain information if a company manufactures or contracts to manufacture products for which any “Conflict Minerals” (as defined below) are necessary to the functionality or production of such products.

The “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite, tantalum, tin and tungsten. The term “Conflict Minerals” broadly encompasses all of the aforementioned minerals and derivatives, regardless of the country of origin of such minerals and regardless of whether or not the purchase of such minerals actually finances or benefits armed groups in the Covered Countries.

Company and Covered Product Overview

Stepan is a major manufacturer of specialty and intermediate chemicals used in a broad range of industries. Stepan is a leading merchant producer of surfactants, which are the key ingredients in consumer and industrial cleaning and disinfection compounds and in agricultural and oilfield solutions. The Company is also a leading supplier of polyurethane polyols used in the expanding thermal insulation market, and CASE (Coatings, Adhesives, Sealants, and Elastomers) industries. Headquartered in Northbrook, Illinois, Stepan utilizes a network of modern production facilities located in North and South America, Europe and Asia.

Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. For the Reporting Period, Stepan determined that one conflict mineral, tin, is a component of certain catalysts used during the manufacturing process of some of our products, namely certain polyester polyols and a triglyceride (the “Covered Products”). Although we have not determined whether any tin remains in such products once the catalysts have been used, for the Reporting Period, we conducted our reasonable country of origin inquiry and due diligence on these materials as if the tin used as a catalyst remained in such products.

Due Diligence Process

Stepan is a “downstream” company, meaning that Stepan is part of the minerals supply chain from smelters to retailers. Conflict Minerals are components in some of the products that Stepan purchases from its suppliers. Because Stepan does not purchase Conflict Minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between Stepan and the original sources of Conflict Minerals. Stepan has worked with its suppliers to determine the sources of the Conflict Minerals in the products purchased by Stepan. A cross‑functional group, including members of Stepan’s procurement, regulatory compliance and legal teams, conducts diligence related to the responsible sourcing of products containing Conflict Minerals.

For the Reporting Period, we conducted a thorough review of our records and determined that we used seven products that incorporated Conflict Minerals, in the form of tin catalysts. We identified three suppliers of the tin catalysts used in our products (the “Covered Suppliers”). Stepan conducted due diligence designed to determine whether any of those Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. Stepan sent inquiries to each of the Covered Suppliers requesting information regarding the presence and sourcing of Conflict Minerals, including tin, used in the products supplied to the Company during the Reporting Period. Stepan sought completed Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Templates. The

template requires each supplier, as applicable, to identify, among other things, all of the smelters used to supply any Conflict Minerals contained in materials or products supplied by such supplier.

Due Diligence Results

Stepan received responses from all of its Covered Suppliers, and each supplier identified the smelters in its supply chain. Two of the Covered Suppliers reported on a corporate level as to all smelters that provided Conflict Minerals to the supplier, rather than reporting on a product level as to the sources of Conflict Minerals in the particular products sold to Stepan. After receiving the suppliers’ responses, Stepan compared the results to the RMI’s Responsible Minerals Assurance Process (“RMAP”) conformant smelter list.

According to the RMI, the RMAP uses an independent third-party assessment of smelter and refiner management systems and sourcing practices to validate conformance with RMAP standards. A list of smelters and refiners that meet the standards of the RMAP assessment is published on the RMI website. The RMI states that it developed the RMAP standards according to global requirements, including the Organisation for Economic Co‑operation and Development’s Due Diligence Guidance, Regulation (EU) 2017/821 of the European Parliament and the Dodd-Frank Wall Street Reform and Consumer Protection Act. The RMAP validation is a voluntary process and, at this time, all but one of the smelters identified by the Covered Suppliers have been listed by the RMI as conformant with the RMAP assessment.

In response to our due diligence inquiries, the Covered Suppliers identified the following tin smelters in their supply chains:

Smelter Name	Smelter Country	Smelter ID
Aurubis Beerse	Belgium	CID002773
EM Vinto	Bolivia	CID000438
Fábrica Auricchio	Brazil	CID003582
Fenix Metals	Poland	CID000468
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	CID003116
Kundur Smelter	Indonesia	CID001477
Luna Smelter, Ltd.	Rwanda	CID003387
Magnu's Minerais Metais e Ligas Ltda.	Brazil	CID002468
Malaysia Smelting Corporation Berhad (Port Klang)	Malaysia	CID004434
Mineracao Taboca S.A.	Brazil	CID001173
Mining Minerals Resources SARL	Democratic Republic of the Congo	CID004065
Minsur	Peru	CID001182
Malaysia Smelting Corporation (MSC)	Malaysia	CID001105
Operaciones Metalurgicas S.A.	Bolivia	CID001337
PT ATD Makmur Mandiri Jaya	Indonesia	CID002503
PT Babel Surya Alam Lestari	Indonesia	CID001406
PT Cipta Persada Mulia	Indonesia	CID002696
PT Mitra Stania Prima	Indonesia	CID001453
PT Mitra Sukses Globalindo	Indonesia	CID003449
PT Prima Timah Utama	Indonesia	CID001458
PT Rajawali Rimba Perkasa	Indonesia	CID003381
PT Refined Bangka Tin	Indonesia	CID001460
PT Timah Tbk Mentok	Indonesia	CID001482
PT Tinindo Inter Nusa	Indonesia	CID001490
Thaisarco	Thailand	CID001898
Tin Smelting Branch of Yunnan Tin Co., Ltd.	China	CID002180
White Solder Metalurgia e Mineracao Ltda.	Brazil	CID002036
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	CID002158

Conclusions

Because Stepan does not purchase Conflict Minerals directly from mines, smelters or refiners, Stepan is relying on the information provided by the Covered Suppliers regarding the origin of any Conflict Minerals present in the tin catalysts purchased by Stepan. Stepan is unable to determine with certainty the country of origin for the Conflict Minerals in its supply chain from the information provided by the Covered Suppliers. A portion of the Conflict Minerals purchased from Covered Suppliers may have originated from the Covered Countries, as certain smelters have stated that a portion of their Conflict Minerals are sourced from the Covered Countries and some of the other identified smelters may have provided incomplete information. However, based on the due diligence measures performed, Stepan believes that most of the Conflict Minerals that were necessary to the functionality or production of products manufactured, or contracted to be manufactured, by Stepan during the Reporting Period were sourced from smelters verified as conformant with the RMAP.

Steps to Mitigate Conflict Minerals Risk

Stepan’s due diligence processes involve obtaining information from our direct suppliers, and then, in turn, our suppliers seeking similar data from other downstream companies. Stepan, and other downstream companies, rely on the list of the refiners and smelters maintained by the RMI. Since the end of the period covered in Stepan’s most recent prior Conflict Minerals Report, Stepan engaged with its suppliers to ensure that Conflict Minerals in its supply chain were sourced from smelters verified as conformant, or in the process of being verified as conformant, with the RMAP.